UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 15, 2018

FORUM MERGER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38053	81-4619427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor New York, New York		10022
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 739-7860

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Items.

On February 15, 2018, ConvergeOne, Inc. (“ConvergeOne”) issued a press release announced that it has signed an agreement to acquire Arrow Electronics’ Systems Integration business for cash consideration of $36 million. If completed, the acquisition would broaden ConvergeOne’s portfolio of unified communications, contact center, and voice and data technologies. The closing of the acquisition is subject to customary closing conditions and is expected to occur within 30 days. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information

In connection with the Business Combination, Forum Merger Corporation (“Forum”) has filed a Registration Statement on Form S-4 (“Registration Statement”), which includes a proxy statement/prospectus of Forum. Forum mailed the definitive proxy statement/final prospectus and other relevant documents to stockholders of record as of February 1, 2018. Investors and security holders of Forum are advised to read the definitive proxy statement/final prospectus in connection with Forum’s solicitation of proxies for its special meeting of stockholders (the “Special Meeting”) to be held on February 20, 2018 to approve the business combination contemplated thereby (the “Business Combination”) because the definitive proxy statement/final prospectus contains important information about the Business Combination and the parties thereto. Stockholders may also obtain copies of the Registration Statement and definitive proxy statement/final prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Forum Merger Corporation, c/o Forum Investors I, LLC, 135 East 57th Street, 8th Floor, New York, New York, 10022.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction with respect to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Forum, Forum Investors I, LLC, the sponsor of Forum, ConvergeOne and Clearlake Capital Management III, L.P., the largest stockholder of ConvergeOne, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Forum’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Forum’s directors and officers and all participants in the solicitation of proxies in the Registration Statement, which was declared effective by the SEC on February 2, 2018 and definitive proxy statement/final prospectus, which was filed with the SEC pursuant to Rule 424b on February 2, 2018.

Forward Looking Statements

Certain statements made herein and in the press release attached hereto as Exhibit 99.1 are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Forum’s industry, future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Forum’s and ConvergeOne’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Forum’s businesses and the transaction, and actual results may differ materially. (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (the “Merger Agreement”) with Forum and the Business Combination; (2) the inability to complete the transaction contemplated by the Merger Agreement; (3) the risk that the announcement of the acquisition of Arrow Electronics’ System Integration business disrupts current plans and operations of ConvergeOne; (4) the Business Combination and the acquisition of Arrow Electronics’ System Integration business; (5) the ability to recognize the anticipated benefits of the Business Combination or the acquisition of Arrow Electronics’ System Integration business, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) ConvergeOne’s ability to identify and integrate acquisitions, including the acquisition of Arrow Electronics’ System Integration business; and (7) other risks and uncertainties indicated in the definitive proxy statement/final prospectus relating to the Business Combination filed by Forum with the Securities and Exchange Commission (“SEC”) on February 5, 2018, including those under “Risk Factors” therein, and other documents filed with the SEC by Forum. There may be additional risks that Forum presently does not know or that Forum currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Forum’s and ConvergeOne’s expectations, plans or forecasts of future events and views as of the date of this communication. Forum anticipates that subsequent events and developments may cause Forum’s assessments to change. However, while Forum may elect to update these forward-looking statements at some point in the future, Forum specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Forum’s assessments as of any date subsequent to the date of this communication.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Exhibit

99.1	Press Release, dated February 15, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 15, 2018

FORUM MERGER CORPORATION

/s/ David Boris
Name:	David Boris
Title:	Co-Chief Executive Officer, Chief Financial Officer
(Principal Financial and Accounting Officer)